UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 31, 2005

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

31 August 2005

To:	Australian Stock Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Securities Exchange SA
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Directors and Persons Discharging Managerial Responsibilities and Connected Persons

(Australian Stock Exchange Listing Rules Appendix 3Y)

(Listing Rules & Disclosure Rules of the UK Listing Authority)
Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196029

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Stock Exchange (ASX) Listing Rules, the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Act and the Group's Securities Dealing Code.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure Rule 3.1.4 and as agent for the director / person discharging managerial responsibilities for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group's Securities Dealing Code.

Name of director / person discharging managerial responsibilities	Mr C W Goodyear
Date of last notice	9 May 2005
Date issuer informed of transaction	30 August 2005
Date and place of transaction	24 August 2005 (place of transaction not applicable)

Part 1 - Change of relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the director and/or person discharging managerial responsibilities.
Direct or indirect interest	-
Nature of indirect interest (including registered holder and the identity of a Connected Person if applicable)	-
No. of securities held prior to change	-
Class	-
Number acquired	-
Number disposed	-
Value/Consideration	-
No. of securities held after change	-
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	-
Any additional information

Mr Goodyear has a direct interest in 663 403 ordinary shares in BHP Billiton Limited.

Mr Goodyear has an indirect interest in shares of BHP Billiton Limited held in the form of 41 302 American Depositary Shares. The registered holder is Cede and Company, and they are held on behalf of Mr Goodyear as beneficial owner.

Mr Goodyear has an indirect interest in shares of BHP Billiton Plc held in the form of 1000 American Depository Shares. The registered holder is Cede and Company, and they are held on behalf of Mr Goodyear and his wife as beneficial joint owners.

There is no change to report to the above holdings.

Mr Goodyear as an Executive Director also has a notifiable interest under United Kingdom legislation in 305,046 shares of BHP Billiton Plc, being the balance of shares held by Billiton ESOP Trustee Limited as trustee of the Billiton Employee Share Ownership Trust.

Part 2 - Change of interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest (including the identity of a Connected Person if applicable)	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-
No. and class of securities to which interest related after the change	-

Part 3 - Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-
Total number of securities over which options or other rights held at the date of this notice

    1 575 188     - 1 021 338  maximum number of options (vested
                            and unvested) under the PSP and GIS over
                            1 575 188 ordinary shares of BHP Billiton
                            Limited

       15 716       - 14 660 Vested Performance Rights under the
                            PSP to 15 716 ordinary shares of BHP Billiton
                            Limited

     180 154       - Vested GIS Performance Shares (ordinary
                            shares of BHP Billiton Limited)

       28,093       - Vested GIS Deferred Shares (ordinary shares of
                            BHP Billiton Limited)

     112 375       - maximum number of GIS Performance Shares
                           (ordinary shares of BHP Billiton Limited)

       44,601       - GIS Deferred Shares (ordinary shares of BHP
                            Billiton Limited)

     500 000       - maximum number of Performance Shares
                           (ordinary shares of BHP Billiton Limited) under
                           the LTIP

_______________

  2 456 127        Total

Any additional information

This notification is in respect of the vesting of Performance Shares and Deferred Shares under the BHP Billiton Limited Group Incentive Scheme (GIS).

The relevant performance conditions were met and consequently 180,154 Performance Shares and 28,093 Deferred Shares vested on 24 August 2005.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr S A Butcher - BHP Billiton Limited Ms E A Hobley - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr S A Butcher Tel: +61 3 9609 3323 Fax: +61 3 9609 4372 Ms E A Hobley Tel: +44 20 7802 4054 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 31 August 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary